================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 88335R101                   13D                   Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS         E&C Capital Partners, LLLP 2006
                                       Intangible Irrevocable Trust

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS


________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*                                              PF


________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]


________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Florida


               7    SOLE VOTING POWER
                    -0-
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        72,469,012

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    -0-
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            72,469,012


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,469,012


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.8%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     00


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 88335R101                   13D                   Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS            Robin Segaul Lebowitz, Trustee (1)

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS


________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*                                              PF


________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]


________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Florida


               7    SOLE VOTING POWER
                    -0-
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        136,299,497 (2)

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    -0-
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            136,299,497 (2)


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     136,299,497 (2)


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.3% (2)


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------
(1) This Schedule 13D does not include 1,033,153 shares underlying options which are beneficially owned by Ms. Lebowitz in her individual capacity.

(2) Represents (i) 6,000,000 shares of common stock held by E&C Capital Partners II, LLLP 2006 Intangible Irrevocable Trust ("E&C II Trust"), (ii) 10,000,000 shares of common stock held by the Egan Family GRATS 2006 Intangible Irrevocable Trust (the "GRATS Trust"), (iii) 38,469,012 shares of Common Stock of the Issuer held by E&C Capital Partners, LLLP 2006 Intangible Irrevocable Trust ("E&C Trust"); (iv) 3,527,337 shares of Common Stock of the Issuer held by the S. Jacqueline Egan 2006 Intangible Irrevocable Trust; (v) 2,000,000 shares of Common Stock of the Issuer held by the Nantucket 2006 Intangible Irrevocable Trust; (vi) 8,303,148 shares of Common Stock of the Issuer held by the Dancing Bear Investments, Inc. 2006 Intangible Irrevocable Trust, (vii) 34,000,000 shares of Common Stock of the Issuer issuable upon the conversion of a convertible promissory note held by the E&C Trust and (viii) 34,000,000 shares of Common Stock of the Issuer issuable upon the conversion of a convertible promissory note held by the E&C II Trust.

CUSIP No. 88335R101                   13D                   Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS            Dennis D. Smith,Trustee (1)

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS


________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*                                              PF


________________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]


________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION                          Florida


               7    SOLE VOTING POWER
                    -0-
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        136,299,497 (2)

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    -0-
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            136,299,497 (2)


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     136,299,497 (2)


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.3% (2)


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------
(1) This Schedule 13D does not include 240,000 shares beneficially owned by Mr. Smith in his individual capacity.
(2) Represents (i) 6,000,000 shares of common stock held by E&C Capital Partners II, LLLP 2006 Intangible Irrevocable Trust ("E&C II Trust"), (ii) 10,000,000 shares of common stock held by the Egan Family GRATS 2006 Intangible Irrevocable Trust (the "GRATS Trust"), (iii) 38,469,012 shares of Common Stock of the Issuer held by E&C Capital Partners, LLLP 2006 Intangible Irrevocable Trust ("E&C Trust"), (iv) 3,527,337 shares of Common Stock of the Issuer held by the S. Jacqueline Egan 2006 Intangible Irrevocable Trust; (v) 2,000,000 shares of Common Stock of the Issuer held by the Nantucket 2006 Intangible Irrevocable Trust, (vi) 8,303,148 shares of Common Stock of the Issuer held by the Dancing Bear Investments, Inc. 2006 Intangible Irrevocable Trust, (ii) 34,000,000 shares of Common Stock of the Issuer issuable upon the conversion a promissory note held by the E&C Trust and (viii) 34,000,000 shares of Common Stock of the Issuer issuable upon the conversion of a convertible promissory note held by the E&C II Trust.

________________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.


________________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "1934 Act") by the E&C Capital Partners, LLLP 2006 Intangible Irrevocable Trust (the "E&C Trust"), the E&C Capital Partners II, LLLP 2006 Intangible Irrevocable Trust (the "E&C II Trust"), the Egan Family GRATS 2006 Intangible Irrevocable Trust (the "GRATS Trust"), the S. Jacqueline Egan 2006 Intangible Irrevocable Trust (the "S. Jacqueline Trust"), the Nantucket 2006 Intangible Irrevocable Trust (the "Nantucket Trust"), the Dancing Bear Investments, Inc. 2006 Intangible Irrevocable Trust (the "Dancing Bear Trust") and Robin Segaul Lebowitz and Dennis D. Smith, as Trustees of the E&C Trust, the E&C II Trust, the GRATS Trust, the S. Jacqueline Trust, the Nantucket Trust and the Dancing Bear Trust (the "Trustees") (E&C Trust, E&C II Trust, the GRATS Trust, the S. Jacqueline Trust, the Nantucket Trust, the Dancing Bear Trust and the Trustees are each a "Reporting Person", and collectively, the "Reporting Persons"). Each of the Reporting Persons disclaims the formation of a "group". The address of each of the Reporting Persons is 110 E. Broward Boulevard, 14th Floor, Ft. Lauderdale, Florida 33301.

     (d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Trustees are citizens of the United States of America.


________________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No consideration was paid for the transfer of the securities contemplated by this Schedule 13D.

________________________________________________________________________________
ITEM 4.  PURPOSE OF TRANSACTION

     This Schedule 13D gives effect to the transfer of securities by each of E&C Capital Partners, LLLP ("E&C") E&C Capital Partners II, LLLP ("E&C II") The Michael S. Egan Grantor Retained Annuity Trust f/b/o Sarah Egan Mooney, The Michael S. Egan Grantor Retained Annuity Trust f/b/o Eliza Shenners Egan, The Michael S. Egan Grantor Retained Annuity Trust f/b/o Catherine Lewis Egan, The Michael S. Egan Grantor Retained Annuity Trust f/b/o Teague Michael Thomas Egan, and The Michael S. Egan Grantor Retained Annuity Trust f/b/o Riley Martin Michael Egan (the "GRATS"), S. Jacqueline Egan, the Nantucket Trust, and Dancing Bear Investments Inc. to the E&C Trust, the E&C II Trust, the GRATS Trust, the
S. Jacqueline Trust, the Nantucket Trust and the Dancing Bear Trust for year end tax planning purposes. E&C is the sole beneficiary of the E&C Trust, E&C II is the sole beneficiary of the E&C II Trust, the GRATS are the sole beneficiaries of the GRATS Trust, S. Jacqueline Egan is the sole beneficiary of the S. Jacqueline Trust, Dancing Bear Investments, Inc. is the sole beneficiary of the Dancing Bear Trust and the Nantucket Trust is the sole beneficiary of the Nantucket Trust. Pursuant to the terms of respective trust agreements relating to the Trusts, each of the Trusts will automatically terminate on January 30, 2006 and thereafter none of the Trusts will have any further beneficial ownership of securities of the Issuer and will no longer be subject to reporting under Rule 13-1 of the 1934 Act. Since January 30, 2006 is less than 60 days from the date of transfer of the securities, under Rule 13d-3(d) of the 1934 Act, each of E&C, E&C II, the GRATS, S. Jacqueline Egan, Dancing Bear Investments, Inc. and the Nantucket Trust is deemed to continue to have beneficial ownership of the securities which they transferred to the Trusts. Upon termination of the Trusts, the securities held by the Trusts will be returned to E&C, E&C II, the GRATS, S. Jacqueline Egan, Dancing Bear Investments, Inc. and the Nantucket Trust, as appropriate.

     None of the Reporting Persons are aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

     (d) any other material change in the Issuer's business or corporate structure.

     (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

     (f) any other material changes in the Issuer's business or corporate structure.

     (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

     (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j)  any action similar to any of those enumerated above.

________________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)

     (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by each of the Reporting Person, as set forth in Item 3 and (ii) 174,231,509 shares of Common Stock outstanding as of December 30, 2005.

                  Amount beneficially owned:

                           72,469,012 as to the E&C Trust
                           40,000,000 as to the E&C II Trust
                           10,000,000 as to the GRATS Trust
                           136,299,497 as to each of the Trustees

                  Percent of class:

                           34.8 % as to the E&C Trust
                           19.2 % as to the E&C II Trust
                           10.9 % as to the GRATS Trust
                           56.3 % as to each of the Trustees

                  Number of shares as to which the person has:

                        sole power to vote or to direct the vote:
                               -0- as to each of the Reporting Persons

                           shared power to vote or to direct the vote:

                                   34.8 %as to the E&C Trust
                                   19.2 % as to the E&C II Trust
                                   10.9 % as to the GRATS Trust
                                   56.3 % as to each of the Trustees

                        sole power to dispose or to direct the disposition of:

                               -0- as to each of the Reporting Persons

                        shared power to dispose or to direct the disposition of:

                                   34.8 % as to the E&C Trust
                                   19.2 % as to the E&C II Trust
                                   10.9 % as to the GRATS Trust
                                   56.3 % as to each of the Trustees

     (c) None

     (d) Under the terms of the trust agreements relating to the Trusts, E&C, E&C II, the GRATS, S. Jacqueline Egan, Dancing Bear Investments, Inc. and the Nantucket Trust are entitled to receive all distributions with respect to the securities held by the Trusts, including any dividends or the proceeds from any sale of the securities held by the Trusts.

     (e) Not applicable

________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is not a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


________________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.       Joint Filing Agreement dated December 30, 2005

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                   E&C Capital Partners, LLLP 2006 Intangible
                                   Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   E&C Capital Partners II, LLLP 2006 Intangible Irrevocable Trust


                                    By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   Egan Family GRATS 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                      Robin Segaul Lebowitz, Trustee

                                   S. Jacqueline Egan 2006 Intangible
                                   Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   Dancing Bear Investments, Inc. 2006
                                   Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   Nantucket 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee

                                    Exhibit 1

                             JOINT FILING AGREEMENT

         As of December 28, 2004 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.


         The undersigned have signed this Joint Filing Agreement as of the date first written above.

                                   E&C Capital Partners, LLLP 2006 Intangible
                                   Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   E&C Capital Partners II, LLLP 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   Egan Family GRATS 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee

                                   S. Jacqueline Egan 2006 Intangible
                                   Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                  Dancing Bear Investments, Inc. 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee


                                   Nantucket 2006 Intangible Irrevocable Trust


                                   By: /s/ Dennis D. Smith
                                       -----------------------------------------
                                       Dennis D. Smith, Trustee

                                   By: /s/ Robin Segaul Lebowitz
                                       -----------------------------------------
                                       Robin Segaul Lebowitz, Trustee